HellerEhrman

7 July 2004

04035599

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of results for the year ended March 31, 2004, dated June 29, 2004 published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on June 30, 2004;

dlw 7/20

Partners: Simon Luk Carson Wen* Michael P. Phillips Katherine C.M. U Susan C. Yu * China-Appointed Attesting Officer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong www.hewm.com

Hong Kong Singapore San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
New York Washington D.C. Madison, WI *Affiliated Offices:* Milan Paris Rome

(2) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the year ended March 31, 2004, dated May 24, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on May 25, 2004; and

(3) The Company's announcement regarding the proposed acquisition agreement between Zhonggang Fisheries, a subsidiary of the Company and Jade China, dated March 29, 2004, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on March 30, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\Dlai\ADR\21441\0001\35sec.doc



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

公　布

於二零零四年三月二十六日，恩利控股（其股份及認股權證在新加坡交易所上市）擁有70%權益之附屬公司兼本公司擁有58%權益之附屬公司中港漁業與碧華訂立有條件協議，向碧華收購499股中漁國際普通股（相等於中漁國際已發行股本49.9%），代價根據中漁國際截至二零零三年十二月三十一日止財政年度經審核除稅後溢利以6倍市盈率計算。

根據新加坡交易所上市守則之有關規定，建議收購構成恩利控股之須予披露交易。根據香港上市規則，建議收購並不構成本公司之須予公布交易。

本公布內容與恩利控股同日根據新加坡交易所上市守則刊發有關建議收購之公布大致相同。根據本公司與香港聯交所訂立之上市協議第2(2)段，本公司及恩利控股於二零零四年三月二十九日分別在香港及新加坡刊發本公布。

緒言

恩利控股（其股份及認股權證在新加坡交易所上市）為本公司擁有已發行股本約58%之附屬公司。本公布之內容與恩利控股同日根據新加坡交易所上市守則刊發之公布大致相同。

根據本公司與香港聯交所訂立之上市協議第2(2)段（當中規定證券同時在其他證券交易所上市之香港上市發行者須確保同時向香港聯交所披露任何向其他證券交易所公布之資料，而有關資料須同時在其他市場及香港市場公布，包括發行者之附屬公司向其上市之另一證券交易所或其他市場公布並根據上市協議須予披露之資料），本公司及恩利控股於二零零四年三月二十九日同時在香港及新加坡刊發本公布。

收購協議

於二零零四年三月二十六日，恩利控股擁有已發行股本70%之附屬公司中港漁業與碧華（本身及其主要股東均為獨立人士，與本公司、其附屬公司、其董事、主要行政人員、主要股東或彼等各自之聯繫人士概無關連）訂立有條件協議，向碧華收購銷售股份，相等於中漁國際已發行股本49.9%。於完成建議收購後，碧華將保留中漁國際餘下50.1%權益，而中漁國際將成為恩利控股及本公司之聯營公司。因此，碧華及其主要股東不會成為本公司之關連人士（定義見香港上市規則）。

代價

代價乃根據中漁國際截至二零零三年十二月三十一日止財政年度經審核除稅後溢利以6倍市盈率計算。現時預期代價將於呈報中漁國際根據國際財務報告準則編撰截至二零零三年十二月三十一日止財政年度之經審核帳目後而於二零零四年六月底前支付。

為方便參考，根據中漁國際截至二零零三年十二月三十一日之未經審核除稅後溢利計算，代價應為14,380,000美元（約等於112,160,000港元），相等於恩利控股之市值116,700,000美元（約等於910,200,000港元）（以恩利控股股份於二零零四年三月二十五日（即收購協議日期前恩利控股股份在新加坡交易所之最後一個交易日）之加權平均價格計算）約12.32%。

根據新加坡交易所上市守則之有關規定，建議收購構成恩利控股之須予披露交易。根據香港上市規則，建議收購並不構成本公司之須予公布交易。

中港漁業有意以股東約於二零零四年六月底按各自所持中港漁業股權比例而提供之股東貸款支付代價。本公司須就此確保將會及時遵從香港上市規則當時適用於本公司之一切有關規定（如有）。

收購協議之其他重要條款

先決條件

建議收購須待(i)完成詳盡審查並滿意其結果；及(ii)獲得中漁國際截至二零零三年十二月三十一日止財政年度之經審核帳目後，方可作實。倘截至二零零四年六月三十日尚未達成或豁免上述條件，則收購協議將告失效，惟收購協議若干條款除外。

中漁國際之管理層（僅於完成建議收購後適用）

中漁國際之董事人數上限為五名，中港漁業最多可委任其中兩名，而碧華則最多可委任三名。董事會議之法定人數為兩名董事，其中一名須是中港漁業所委任之董事。倘於會議開始後十分鐘內未達法定人數，則會議將會延期。倘於續會開始後十分鐘內未達法定人數，則任何一名或以上

恩利控股之利益

恩利控股之董事認為，由於深海捕漁可進一步配合恩利控股採購業務，故此建議收購為重要之策略部署。

恩利控股集團之財務影響

每股盈利

為方便參考，假設建議收購已於二零零二年四月一日完成，則建議收購將對恩利控股集團每股盈利（根據恩利控股集團截至二零零三年三月三十一日止財政年度之經審核綜合損益表計算）之影響如下：

	截至二零零三年三月三十一日止	備考（於建議收購後）
股東應佔溢利*（千港元）*	73,253	82,853
股份數目*（千股）（附註1）*	540,294	540,294
每股盈利*（港仙）*	13.56	16.90

附註(1)： 股份總數乃根據二零零三年三月三十一日之股份計算，並已計及配售50,000,000股股份。

有形資產淨值

為方便參考，假設建議收購已於二零零三年三月三十一日完成，則建議收購將對恩利控股集團綜合有形資產淨值（根據恩利控股集團於二零零三年三月三十一日之經審核綜合資產負債表計算）之影響如下：

	截至二零零三年三月三十一日止	備考（於建議收購後）
有形資產淨值*（千港元）*	751,128	681,484
股份數目*（千股）（附註1）*	540,294	540,294
每股有形資產淨值*（港元）*	1.39	1.26

附註(1)： 股份總數乃根據二零零三年三月三十一日之股份計算，並已計及配售50,000,000股股份。

負債

為方便參考，假設建議收購已於二零零三年三月三十一日完成，則建議收購將對恩利控股集團負債（根據恩利控股集團於二零零三年三月三十一日之經審核綜合資產負債表計算）之影響如下：

	於二零零三年三月三十一日	備考（建議收購後）
總借貸*（千港元）*	366,365	366,365
淨借貸*（千港元）*	207,231	285,727
股東資金*（千港元）*	751,128	751,128
總負債比率*（倍）*	0.49	0.49



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1174）

截至二零零四年三月三十一日止年度
業績公佈

財務摘要

	二零零四年	二零零三年 （重列）	按年變動	五年複合 年增長率
營業額（百萬港元）	4,393	3,849	+14.1%	20.4%
經營溢利（百萬港元）	227	196	+15.9%	14.4%
股東應佔溢利（百萬港元）	112	95	+17.9%	33.8%
每股盈利－基本（港仙）	14.8	13.7	+8.0%	不適用
每股股息（港仙）	4.9	4.5	+8.9%	不適用

綜合收入報表

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零四年三月三十一日止年度之經審核綜合業績如下：

	截至 二零零四年 三月三十一日 止年度 千港元	截至 二零零三年 三月三十一日 止年度 千港元 （重列）
營業額	4,393,427	3,849,254
銷售成本	(3,943,102)	(3,472,783)
毛利	450,325	376,471
其他經營收入	13,235	19,536
銷售及分銷支出	(102,909)	(62,370)
行政支出	(127,110)	(135,134)
其他經營支出	(6,299)	(2,365)
經營溢利	227,242	196,138
財務支出	(76,186)	(72,628)
	151,056	123,510
所佔聯營公司業績	(1,380)	1,219
除稅前溢利	149,676	124,729
稅項	(1,446)	(1,067)
未計少數股東權益前溢利	148,230	123,662
少數股東權益	(36,600)	(28,948)
本年度淨溢利	111,630	94,714
股息	48,942	31,999
每股盈利		
基本	14.8港仙	13.7港仙
攤薄	14.3港仙	13.5港仙

附註：

1. **採納會計實務準則**

於本年度，本集團首次採納香港會計師公會頒佈之會計實務準則第12號（經修訂）「所得稅」。

實施會計實務準則第12號（經修訂）之主要影響乃涉及遞延稅項。於過往年度，本公司已使用收益表負債方法提撥部分撥備（即除卻該等預期於可見將來不可撤回之時差以外，因時差產生之負債均予以確認）。會計實務準則第12號（經修訂）要求採用資產負債表債務方法，除有限之例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之間所有暫時差別予以確認。

在會計實務準則第12號（經修訂）並無任何指明過渡性安排情況下，此新會計政策已被有追溯性地採納。因此，二零零三年比較數字已予重新列賬。由於此項會計政策改變，於二零零二年四月一日之保留溢利之期初結餘減少108,000港元，反映此政策改變對二零零二年四月一日之前期間之業績之累計影響。本集團於二零零二年四月一日之資產重估儲備結餘減少7,363,000港元，反映就本集團物業於當日之重估盈餘確認之遞延稅項負債。本集團於二零零二年四月一日之商譽儲備結餘減少5,458,000港元，反映就本集團物業於當日之收購前重估盈餘確認之遞延稅項負債。此項改變亦導致截至二零零四年三月三十一日止年度之溢利增加2,653,000港元及資產重估儲備減少2,611,000港元（二零零三年：分別為363,000港元及276,000港元）。

2. **分類資料**

按業務分類

二零零四年	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額					
對外銷售	2,443,095	1,884,316	22,378	43,638	4,393,427
業績					
分類業績	175,498	167,717	(366)	4,567	347,416
未分配集團支出					(120,174)
經營溢利					227,242
財務支出					(76,186)
所佔聯營公司業績	74	(1,454)	–	–	(1,380)
除稅前溢利					149,676
稅項					(1,446)

Specialties, Inc. 收購Matlaw的冷凍海產生產綫（「Matlaw」）。此項收購包含Matlaw公司的釀蜆、蟹和扇貝產品的品牌、配方、生產設備和存貨。著名的Matlaw's®品牌不但確保太平洋恩利可獲得持續收益，亦可透過Matlaw的現有分銷渠道及客源為集團引進新產品提供強大支援。

於二零零四年三月，本集團簽署了一份有條件買賣協議，收購中漁國際有限公司（「中漁國際」）49.9%股權而有關收購預計於不久將來完成。此收購標誌着太平洋恩利發展深海捕漁業務，不僅使本集團在冷凍魚貿易業務上能更易控制所需之原材料供應，更能進一步整合本集團之採購業務，從而提高本集團營運效率。

營運回顧

市場分析

中國一直是太平洋恩利的主要收入來源，佔二零零四財政年度總銷售額之53.4%。中國人民生活越趨富庶，其強勁的消費能力以及對健康飲食的注重改變了他們的飲食習慣，從而刺激了國內市場對集團多元化的海產食品的需求，帶動營業額增長。根據糧食及農業組織的食物平衡表所示，中國於二零零一年的水產人均消耗量約為24.8公斤，與一九九零年的11.5公斤相比，有相當大的增幅。本集團在中國市場的銷售額增加21.5%至2,340,000,000港元，去年則為1,930,000,000港元。

於二零零四財政年度，西歐已超越美國成為本集團第二大市場，銷售額上升18.7%至939,000,000港元。歐洲人現時流行小份量餐食及快餐，致使歐洲成為本集團魚柳的重要進口市場。於一九九九至二零零三年間，本集團於該市場的魚柳銷售年複合增長率為43%，反映需求不斷上升的趨勢。

於二零零四財政年度，北美的銷售額維持穩定，為901,000,000港元。

產品分析

海產部

太平洋恩利海產部自二十年前以冷凍海產業務為基礎、經過多年不斷發展，至今已臻成熟，成為世界主要冷凍海產生產商兼供應商之一。本集團能在世界各地採購海產食品，並於本集團的生產設施生產優質海產食品。

於二零零四財政年度，本集團冷凍海產食品銷售額達4,300,000,000港元，即共售出約283,000公噸海產食品，較去年的244,000公噸增加16%。

採購及貿易

年內，本集團共售出約192,000公噸冷凍魚類，去年則為168,000公噸，銷售額增加15.9%至2,440,000,000港元。冷凍魚主要銷往中國，並繼續為本集團營業額最大的產品，佔總銷售額55.6%。

加工

魚柳及魚切塊的銷售額增加11.8%至1,880,000,000港元，佔總銷售額42.9%。其強勁增長主要來自世界各地的魚柳及魚塊加工廠紛紛遷往中國。於二零零四年財政年度，本集團售出91,000公噸冷凍魚柳及魚切塊，銷售額增加21%。

太平洋恩利將集團本身定位為統管生產及銷售之綜合食品供應商，一直以來不斷物色商機擴闊產品組合。年內，本集團將鹽腌魚柳產品引入美國的西班牙裔市場及地中海國家，如西班牙、葡萄牙及希臘。本集團相信，可於該等市場提供更多產品的機會甚高。

蔬菜和種植部

蔬菜銷售錄得營業額44,000,000港元，較去年增加9%。西歐市場佔蔬菜銷售總額68%。最受歡迎產品為菠菜、西蘭花和洋蔥。儘管蔬菜銷售與成熟的海產業務相比仍屬微不足道，但本集團有信心蔬菜及種植業務將穩步增長並會繼續對本集團日後發展作出貢獻。

食品安全

為建立行業標準及全國性範圍的食品安全意識，本集團於二零零三年五月在中國設立首間獨立商業食品殘留物分析實驗室，諾安檢測服務有限公司（「諾安」）。諾安專門進行食品分析，儀器技術採用英國政府的Central Science Laboratory使用並獲英國皇家認可委員會認可的標準操作程式。該實驗室獲頒發ISO 17025國際標準認證，向廣泛的中國及國際企業提供支援服務，為確保產自中國的食品達到甚至超過國際認可標準獻一分力。

流動資金及財務資源

於二零零四年三月三十一日，本集團之銀行借貸增加71%；由二



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2004

HIGHLIGHTS	2004	2003 (Restated)	YOY Change	5 years compound annual growth rate
Turnover (HK$'m)	4,393	3,849	+14.1%	20.4%
Operating profit (HK$'m)	227	196	+15.9%	14.4%
Profit attributable to shareholders (HK$'m)	112	95	+17.9%	33.8%
Earnings per share – basic (HK cents)	14.8	13.7	+8.0%	N/A
Dividend per share (HK cents)	4.9	4.5	+8.9%	N/A

CONSOLIDATED INCOME STATEMENT

The Board of Directors (the "Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2004 as follows:

	Year ended 31.3.2004 *HK$'000*	Year ended 31.3.2003 *HK$'000* (Restated)
Turnover	4,393,427	3,849,254
Cost of sales	(3,943,102)	(3,472,783)
Gross profit	450,325	376,471
Other operating income	13,235	19,536
Selling and distribution expenses	(102,909)	(62,370)
Administrative expenses	(127,110)	(135,134)
Other operating expenses	(6,299)	(2,365)
Profit from operations	227,242	196,138
Finance costs	(76,186)	(72,628)
	151,056	123,510
Share of results of associates	(1,380)	1,219
Profit before taxation	149,676	124,729
Taxation	(1,446)	(1,067)
Profit before minority interests	148,230	123,662
Minority interests	(36,600)	(28,948)
Net profit for the year	111,630	94,714
Dividend	48,942	31,999
Earnings per share		
Basic	14.8 cents	13.7 cents
Diluted	14.3 cents	13.5 cents

Notes:

1. **ADOPTION OF REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted, for the first time, the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the balance of retained profits at 1 April 2002 has been decreased by HK$108,000, representing the cumulative effect of the change in policy on the results for periods prior to 1 April 2002. The balance on the Group's asset revaluation reserve at 1 April 2002 has been decreased by HK$7,363,000, representing the deferred tax liability recognised in respect of the revaluation surplus on the Group's properties at that date. The balance of the Group's goodwill reserve at 1 April 2002 has been decreased by HK$5,458,000, representing the deferred tax liability recognised in respect of the pre-acquisition revaluation surplus on the Group's properties at that date. The change has also resulted in an increase in the profit and a decrease in asset revaluation reserve of HK$2,653,000 and HK$2,611,000 respectively for the year ended 31 March 2004 (2003: HK$363,000 and HK$276,000 respectively).

2. **SEGMENT INFORMATION**

Business Segments

2004

	Frozen fish *HK$'000*	Fillets and portions *HK$'000*	Shipping services *HK$'000*	Vegetables *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	2,443,095	1,884,316	22,378	43,638	4,393,427
RESULT					
Segment result	175,498	167,717	(366)	4,567	347,416
Unallocated corporate expenses					(120,174)
Profit from operations					227,242
Finance costs					(76,186)
Share of results of associates	74	(1,454)	–	–	(1,380)
Profit before taxation					149,676
Taxation					(1,446)
Profit before minority interests					148,230

Geographical Segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market Year ended 31.3.2004 *HK$'000*	Year ended 31.3.2003 *HK$'000*
People's Republic of China (the "PRC")	2,344,402	1,928,927
North America	901,175	905,795
Western Europe	939,347	791,161
Eastern Europe	20,313	19,912
Japan	146,244	172,277
Other	41,946	31,182
	4,393,427	3,849,254

3. **PROFIT FROM OPERATIONS**

	Year ended 31.3.2004 *HK$'000*	Year ended 31.3.2003 *HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	2,145	2,452
Depreciation	25,472	35,615
Operating lease rentals in respect of rented premises	3,091	3,785
Loss on disposal of property, plant and equipment	22	806
Retirement benefits scheme contributions	724	1,210
Other staff costs	71,679	59,063
Total staff costs	72,403	60,273
and after crediting:		
Gain on disposal of investments in securities	4,471	–
Net rental income after outgoings	2,368	7,528

4. **TAXATION**

	Year ended 31.3.2004 *HK$'000*	Year ended 31.3.2003 *HK$'000* (Restated)
The charge comprises:		
Profit for the year		
– Hong Kong	3,156	1,490
– other jurisdictions	250	265
Under (over) provision in prior year		
– Hong Kong	693	(480)
	4,099	1,275
Deferred taxation		
– current year	(2,586)	(208)
– attributable to a change in tax rate	(67)	–
Tax charge for the year	1,446	1,067

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rates prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

5. **DIVIDEND**

	Year ended 31.3.2004 *HK$'000*	Year ended 31.3.2003 *HK$'000*
Final dividend:		
Proposed final dividend of HK4.9 cents (2003: HK4.5 cents) per share	48,942	31,999

6. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2004 are based on the following data:

	2004 *HK$'000*	2003 *HK$'000* (Restated)
Earnings for the purposes of calculation of basic and diluted earnings per share	111,630	94,714
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	751,839,891	692,711,091
Effect of dilutive potential ordinary shares in respect of		
– share options	3,452,731	11,294,037
– warrants	26,192,888	–
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	781,485,510	704,005,128

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK4.9 cents per share for the year ended 31 March 2004. The final dividend will be paid to the shareholders whose names appear on the register of members of the Company (the "Register of Members") as at the close of business on Thursday, 9 September 2004. Subject to the approval of shareholders in the forthcoming annual general meeting, the final dividend will be paid on 5 October 2004 (2003: HK4.5 cents).

RESULTS

In FY2004, the Group recorded an increase of 14% in turnover to HK$4.4 billion. The growth was primarily attributable to increasing demand from our existing markets.

Corresponding to the higher sales, the Group recorded improved profitability. Operating profit increased 16% to HK$227 million. Profit attributable to shareholders grew from HK$94.7 million to HK$111.6 million, representing an increase of 18%.

REVIEW OF BUSINESS

FY2004 was a successful year for Pacific Andes. The Company recorded another year of strong earnings growth with significant improvement in our operating initiatives and overall financial flexibility. Although the global uncertainty and the outbreak of the Severe Acute Respiratory Syndrome (SARS) posed challenges for us, we remained committed to and focused on our corporate mission – to become a fully integrated global food company. Adhering to stringent quality and International food safety standards, our frozen seafood and vegetables successfully crossed geographical boundaries and recorded encouraging growths. The overall frozen seafood consumption in our markets continued to increase, helped partly by our broadened sales strategy and enhanced processing capabilities.

Consistent with our previously articulated strategy on corporate development, we aim to supplement our organic growth with selective investments and acquisitions. The Group's two most recent acquisitions reflect this approach. The Group acquired the Matlaw's Frozen Seafood Product Line ("Matlaw") from Frozen Specialties Inc. in August 2003. The acquisition included the Matlaw's brands of stuffed clam, crab and scallop products, formulae, production equipment and inventory. The well recognized Matlaw's* brand not only promises sustainable profitability for Pacific Andes, but also provides a strong leverage for us to introduce new product offerings through Matlaw's existing distribution channels and customer bases.

In March 2004, the Group entered into a conditional sale and purchase agreement to acquire 49.9% interest in China Fisheries International Limited ("CFIL"). The acquisition of CFIL is an important milestone in Pacific Andes' corporate development and integration program. This is a strategic move of the Group to move towards deep-sea fishing operations. This will not only allow us to have greater control in securing the supply of raw materials for our trading business but also help us to further integrate our sourcing operations, thereby enhancing our operational efficiencies.

OPERATIONS REVIEW

Market Analysis

The PRC has been Pacific Andes' major revenue contributor, accounting for 53.4% of the total sales mix for FY2004. The growing affluence of China's population, the corresponding increase in her purchasing power coupled with the increasing emphasis on the importance of a healthy lifestyle will continue to shift the dietary habits of consumers in the country towards more seafood products. This has thereby resulted in a growing demand for our diversified products. According to the Food and Agricultural Organization ("FAO") Food Balance Sheet, China's fisheries consumption per capita was about 24.8 kg in 2001, representing a significant increase when compared with 11.5 kg in 1990. Our sales in the PRC market increased 21.5% to HK$2.34 billion, against HK$1.93 billion last year.

In FY2004, Western Europe surpassed the United States ("U.S.") and became our second largest market, with sales increased by 18.7% to HK$939 million. The prevailing preference for light meals and convenience foods among Europeans makes it a crucial import market for fish fillets of the Group. The Compound Annual Growth Rate of sales of fish fillets by us to this market from 1999 to 2003 was 43% reflected the rising trend in demand.

Sales to North America remained stable at HK$901 million in FY2004.

Product Analysis

Seafood Division

Founded upon the frozen seafood business about two decades ago, the seafood division of Pacific Andes has matured to become one of the world's leading processors and suppliers of frozen seafood. We are able to source seafood products globally and to produce top quality seafood products at our processing facilities.

In FY2004, the Group recorded sales of HK$4.3 billion of frozen seafood products. This equates to approximately 283,000 metric tonnes of frozen seafood products, an increase of 16% compared to 244,000 metric tonnes last year.

Sourcing and trading

During the year, the Group sold approximately 192,000 metric tonnes of frozen fish, compared with last year's 168,000 metric tonnes, with sales increased by 15.9% to HK$2.44 billion. Sold primarily to the PRC market, frozen fish remained the largest contributor to the Group's turnover, accounting for 55.6% of the total sales.

Processing

Sales of fillets and portions increased 11.8% to HK$1.88 billion, accounting for 42.9% of the total sales mix. The growth in sales in general was driven by the continual relocation of fillet and portion processing from different parts of the world to the PRC. In FY2004, the Group sold 91,000 metric tons of frozen fillets and portions, representing an increase of 21%.

Positioning ourselves as a vertically integrated food supplier, Pacific Andes has been exploring opportunities to expand the product mix. During the year, the Group introduced processed salted fish fillet products for the Hispanic market in the U.S. and Mediterranean countries like Spain, Portugal and Greece. We believe that there is significant potential for us to offer more products in these markets.

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$44 million, representing an increase of 9% over last year. The Western European market accounted for 68% of its total vegetable sales. The most popular products among our customers are spinach, broccoli and onions. Although vegetable sales remain very small in comparison to our well-established seafood business, we are confident that the vegetable and plantation business will grow steadily and continue to contribute to our future growth.

Food Safety

With a goal to setting up an industry-wide standard and nation-wide awareness of food safety, Pacific Andes established the first independent commercial food residue analysis laboratory, Sino Analytica Laboratory ("Sino Analytica") in the PRC in May 2003. Sino Analytica has its specific focus on food analysis. Its techniques are based upon the Standard Operating Procedures used by Central Science Laboratory of the United Kingdom Government and is recognized by the United Kingdom Accreditation Service. The laboratory has been awarded accreditation to the international standard ISO 17025, offers supporting services to a wide range of Chinese and international enterprises, doing its part to ensure that food products from China reach and even surpass accepted international standards.

Liquidity and Financial Resources

As of 31 March 2004, our total bank borrowings increased by 71%, from HK$775 million in 2003 to HK$1,323 million. Because of the delay in commencement of our fishing season, our major portion of sourcing activities this year only commenced during March. As a result, we increased the usage of short-term bank borrowings to fund the inventory and trade receivables during this period.

As of 31 March 2004, our cash on hand increased to HK$362 million, compared with HK$221 million in 2003.

As of 31 March 2004, the Group's equity increased by 60% to HK$1.23 billion. In February 2004, the Group raised HK$244 million via a placement of 145 million new shares. In addition, the Group raised HK$119 million through the subscription of warrants during the year. The broadened capital base enabled Pacific Andes to finance the construction of new processing plant and provides the Group the working capital needed for business expansion.

Net debt to shareholders' equity ratio stood at 60% in 2004.

As the Group does not maintain a significant open position in any foreign currency at any time, it has minimal exposure to currency risk. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

Shares in certain subsidiaries were pledged as securities for the inventory financing obtained from bankers.

Employees and Remuneration

As of 31 March 2004, the Group had a total number of 5,180 employees. The Group values its employees and their contribution to the business. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of individual employee as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

OUTLOOK

Looking forward, we will focus on identifying opportunities for Pacific Andes to further expand our product range and market presence in existing and new markets. This requires remaining steadfast to our commitment and executing diligently our global vision. Our flexible business model gives us latitude to develop new products and distribution channels that will enable us to better meet our customers' needs.

To boost our profit margins, we will devise new and focused business strategies to improve our operations. We will also strengthen our relationships with both our customers and our suppliers. Our ability to the customers what they need, as and when they need it, is one of the key reasons for our success.

Sourcing

Capitalizing on the establishment of Zhonggang Fisheries Limited, we intend to conduct research and identify resources for new and under-utilized fish species to feed the global population. Approximately 47% of the fish captured from the sea today are used for non-food consumption. Our contribution to the global fish industry in exploring, processing and developing a previously under-utilised specie such as Alaskan Pollack, to now considered one of the widest and most highly demanded and consumed white fish in the world, has demonstrated our vision and capability.

Processing

As customers worldwide search for right solutions in terms of quality price and responsiveness, more and more of them are looking to China to serve their supply chain needs. We are confident that no other company in China can provide a large, globally-oriented and flexible business model comparable to those offered by Pacific Andes.

We will increase the existing processing capacity by constructing a new plant. The new processing centre will not only help to boost our capacity and productivity, but also give us greater flexibility in producing value-added products. The Group will increase the processing volume of value-added products and also expand the product variety. We are also ready to further expand our capacity through out sourcing processing to quality plants in the PRC. All these initiatives are expected to significantly improve our operational efficiencies and in turn strengthen our position in the global market.

Fine foods development

As part of our strategy towards full vertical integration, we have recently set up a new Fine Foods Division to develop and process higher value and specialized products such as like breaded, marinated, glazed and grill-marked fillets and portions. We believe this division will be the driving force behind our next phase of growth.

Direct distribution in the PRC

The sale of frozen fish in China will continue to dominate as a major revenue generator. As the country develops and disposable income rises, the demand for fish will continue to grow. According to the most recent FAO trade statistics for 2002, China as a major operator in the international markets, is now the eighth largest importer of fish in value. We will continue to strengthen our distribution operation in the PRC so as to further enhance our market penetration and presence.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 7 September 2004 to Thursday, 9 September 2004 both days inclusive, during which period no share will be registered. In order to establish the entitlement of shareholders to vote at the 2004 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Monday, 6 September 2004.

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the year ended 31 March 2004.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of annual results of the Group for the year ended 31 March 2004, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited ("SEHK"), will be published on the website of the SEHK in due course.

CODE OF BEST PRACTICE

The Company has complied throughout year ended 31 March 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on SEHK (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Mr. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry and Mr. Law V Robert.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 29 June 2004



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 1174)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED, FOR THE YEAR ENDED 31 MARCH 2004

The Board of Directors ("directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 57.72% – owned subsidiary, the shares and warrants of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2004, together with the comparative figures for the corresponding period of immediately preceding financial year.

PURPOSE OF THIS ANNOUNCEMENT

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited. In compliance with paragraph 2(2) of the listing agreement between the Company and the Stock Exchange of Hong Kong Limited (which requires a listed issuer to ensure that if securities of the listed issuer and also listed on other stock exchanges, the Stock Exchange of Hong Kong Limited is simultaneously informed of any information released to any of such other stock exchanges and that such information is released to the market in Hong Kong at the same time as it is released to the other markets), the following announcement is published by the Company simultaneously in Hong Kong and PAH in Singapore on 24 May 2004.

The financial statements and consolidated financial statements of the PAH and PAH Group are properly drawn up in accordance with the Singapore Statements of Accounting Standards.

1 An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a) The following statements in the form presented in PAH's most recently audited annual financial statements:

	PAH Group Year ended 31.03.2004 *HK$'000*	PAH Group Year ended 31.03.2003 *HK$'000*	Increase/ (decrease) %
Revenue	2,470,000	2,141,286	15.4
Cost of sales	(2,276,356)	(1,967,274)	15.7
Gross profit	193,644	174,012	11.3
Other operating income	2,505	6,313	(60.3)
Selling and distribution expenses	(17,791)	(20,199)	(11.9)
Administrative expenses	(44,082)	(47,553)	(7.3)
Other operating expenses	(795)	(194)	309.8
Profit from operations	133,481	112,379	18.8
Finance costs	(40,688)	(38,160)	6.6
	92,793	74,219	25.0
Share of results of associates	74	–	NM
Profit before taxation	92,867	74,219	25.1
Taxation	(2,521)	(966)	161.0
Net profit for the year	90,346	73,253	23.3

	PAH Group Year ended 31.03.2004 *HK$'000*	PAH Group Year ended 31.03.2003 *HK$'000*	Increase/ (decrease) %
Other operating income including interest income	2,505	6,313	(60.3)
Interest on borrowings	(40,688)	(38,160)	6.6
Depreciation	(6,819	(18,741)	(63.6)
Foreign exchange gain/(loss)	672	(753)	(189.2)
Adjustment for (under) over provision of tax in respect of prior years	(550)	274	(300.7)
(Loss) Gain on disposal of property, plant and equipment	(11)	178	(106.2)
Gain on disposal of subsidiaries	–	400	(100.0)

Notes:

a. Other operating income of the PAH Group decreased by 60.3% for FY2004 as the PAH Group did not receive administrative income from the Company after divestment of certain non-core assets to the Company.

b. Depreciation expenses decreased by 64% for FY2004 the as the PAH Group divested certain non-core assets to the Company and disposed two vessels in the previous corresponding period.

c. Gain on disposal of subsidiaries represented profit on disposal of Heng Holdings (BVI) Limited.

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

1(b) (i) A balance sheet (for the issuer and PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.

	PAH Group 31.03.2004 *HK$'000*	PAH Group 31.03.2003 *HK$'000*	PAH 31.03.2004 *HK$'000*	PAH 31.03.2003 *HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	49,819	55,601	–	–
Investment properties	19,800	19,800	–	–
Interests in subsidiaries	–	–	791,993	701,045
Interests in associates	77	–	–	–
Other assets	2,728	2,728	–	–
	72,424	78,129	791,993	701,045
CURRENT ASSETS				
Inventories	325,565	300,166	–	–
Trade receivables	672,233	498,830	–	–
Trade receivables with insurance coverage	136,487	76,310	–	–
Other receivables and prepayments	265,938	149,449	–	225
Advances to suppliers	–	5,040	–	–
Trade receivables from associates	15,244	–	–	–
Bills receivable	127,526	55,618	–	–
Bank balances and cash	187,360	159,134	46	6
	1,730,353	1,244,547	46	231
CURRENT LIABILITIES				
Trade payables	35,235	226,959	–	–
Other payables	21,181	20,979	–	–
Tax liabilities	359	621	–	–
Amount due to Pacific Andes International Holdings Limited and its subsidiaries	1,200	2,487	–	–
Bank advances drawn on discounted trade receivables with insurance coverage	46,423	76,915	–	–
Current portion of interest-bearing bank borrowings	851,790	283,583	–	–
	956,188	611,544	–	–
NET CURRENT ASSETS	774,165	633,003	46	231
NON-CURRENT LIABILITIES				
Interest bearing bank borrowings	5,202	5,867	–	–
Deferred taxation	144	–	–	–
	5,346	5,867	–	–
MINORITY INTERESTS	23	–	–	–
NET ASSETS	841,220	705,265	792,039	701,276
CAPITAL AND RESERVES				
Share capital	463,024	417,956	463,024	417,956
Reserves	378,196	287,309	329,015	283,320
	841,220	705,265	792,039	701,276

1(b) (ii) Aggregate amount of PAH Group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31.03.2004 Secured *HK$'000*	As at 31.03.2004 Unsecured *HK$'000*	As at 31.03.2003 Secured *HK$'000*	As at 31.03.2003 Unsecured *HK$'000*
664	851,126	646	282,937

Amount repayable after one year

As at 31.03.2004 *Secured* *HK$'000*	As at 31.03.2004 *Unsecured* *HK$'000*	As at 31.03.2003 *Secured* *HK$'000*	As at 31.03.2003 *Unsecured* *HK$'000*
5,202	–	5,867	–

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$20.0 million (31.3.2003: HK$21.3 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Year ended 31.03.2004 *HK$'000*	Year ended 31.03.2003 *HK$'000*
Operating activities		
Profit from operations	133,481	112,379
Adjustments for:		
Interest income	(765)	(1,308)
Depreciation expense	6,819	18,741
Loss (Gain) on disposal of property, plant and equipment	11	(178)
Gain on disposal of subsidiaries	–	(400)
Deficit arising on revaluation of land and buildings	795	194
Operating cash flows before movements in working capital	140,341	129,428
Inventories	(25,399)	(29,015)
Trade receivables, other receivables and prepayments	(350,069)	(17,810)
Advances to suppliers	5,040	50,929
Trade receivables from associates	(15,244)	–
Bills receivable	(71,908)	(55,618)
Bank advances drawn on discounted trade receivables with insurance coverage	(30,492)	(22,964)
Trade and other payables	(191,522)	203,457
	(539,253)	258,407
Long-term receivables	–	6,435
Cash (used in) generated from operations	(539,253)	264,842
Interest paid	(40,688)	(38,160)
Income tax paid	(2,639)	(1,044)
Net cash (used in) from operating activities	(582,580)	225,638
Investing activities		
Interest received	765	1,308
Purchase of property, plant and equipment	(1,848)	(1,999)
Proceeds on disposal of property, plant and equipment	5	9,104
Acquisition of interests in associates	(3)	–
Net cash inflow arising on disposal of subsidiaries	–	45,417
Net cash (used in) from investing activities	(1,081)	53,830
Financing activities		
Dividend paid	(23,731)	(21,847)
Issue of ordinary shares	69,340	2
Net cash repaid to Pacific Andes International Holdings Limited and its subsidiaries	(1,287)	(34,623)
Capital contributed by minority shareholders	23	–
Net bank borrowings raised (repaid)	567,057	(123,918)
Net cash from (used in) financing activities	611,402	(180,386)
Net increase in cash and cash equivalents	27,741	99,082
Cash and cash equivalents at beginning of the year	159,119	60,029
Effect of translation difference	–	8
Cash and cash equivalents at end of the year	186,860	159,119
Being:		
Bank balances and cash	187,360	159,134
Bank overdrafts	(500)	(15)
	186,860	159,119

1(d) (i) A statement (for the issuer and PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital *HK$'000*	Share premium *HK$'000*	Revaluation reserve *HK$'000*	Exchange translation reserve *HK$'000*	Goodwill *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
PAH Group							
Balance at 1 April 2002	381,617	28,774	13,709	–	(24,883)	254,750	653,967
Exchange difference on translation of the Group's overseas operations	–	–	–	(18)	–	–	(18)
Redenomination, subdivision and consolidation of share capital	811	(811)	–	–	–	–	–
Bonus issue	35,526	(27,963)	–	–	–	(7,563)	–
Exercise of bonus warrant	2	–	–	–	–	–	2
Disposal of subsidiaries	–	–	(13,584)	–	–	13,584	–
Deficit on revaluation, net	–	–	(92)	–	–	–	(92)
Net profit for the year	–	–	–	–	–	73,253	73,253
Final dividend of S$0.01 per ordinary share in respect of 2002	–	–	–	–	–	(21,847)	(21,847)
Balance at 31 March 2003	417,956	[illegible]	33	(18)	(24,883)	312,177	705,265
Balance at 1 April 2003	417,956	–	33	(18)	(24,883)	312,177	705,265
Shares issued at premium	44,340	24,272	–	–	–	–	68,612
Exercise of option	704	–	–	–	–	–	704
Exercise of bonus warrant	24	–	–	–	–	–	24
Net profit for the year	–	–	–	–	–	90,346	90,346
Final dividend of S$0.011 per ordinary share in respect of 2003	–	–	–	–	–	(23,731)	(23,731)
Balance at 31 March 2004	463,024	24,272	33	(18)	(24,883)	378,792	841,220

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Exchange translation reserve HK$'000	Goodwill HK$'000	Retained profits HK$'000	Total HK$'000
PAH							
Balance at 1 April 2002	381,617	28,774	-	-	-	309,603	719,994
Redenomination, subdivision and consolidation of share capital	811	(811)	-	-	-	-	-
Bonus issue	35,526	(27,963)	-	-	-	(7,563)	-
Exercise of bonus warrant	2	-	-	-	-	-	2
Net profit for the year	-	-	-	-	-	3,127	3,127
Final dividend of S$0.01 per ordinary share in respect of 2002	-	-	-	-	-	(21,847)	(21,847)
Balance at 31 March 2003	417,956	-	-	-	-	283,320	701,276
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Shares issued at premium	*44,340*	*24,272*	-	-	-	-	*68,612*
Exercise of option	704	-	-	-	-	-	704
Exercise of bonus warrant	24	-	-	-	-	-	24
Net profit for the year	-	-	-	-	-	45,154	45,154
Final dividend of S$0.011 per ordinary share in respect of 2003	-	-	-	-	-	*(23,731)*	*(23,731)*
Balance at 31 March 2004	463,024	24,272	-	-	-	304,743	792,039

1(d) (ii) **Details of any changes in PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

During the financial year, PAH issued 50,829,250 ordinary shares of S$0.20 each as a result of placement of shares (50,000,000 shares), exercise of share options (800,000 shares) and exercise of warrants (29,250 shares) (2003: exercise of warrants: 1,500 shares).

As at 31 March 2004, there were 122,542,375 outstanding warrants at an exercise price of S$0.20 each (31 March 2003: 122,571,625) and 800,000 share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (31 March 2003: 1,600,000).

PAH did not make any purchases of its shares during the financial year ended 31 March 2004.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have not been audited or reviewed by the PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

PAH and the PAH Group have adopted the same accounting policy and methods of computation in the financial statements as those used in the audited financial statements for the year ended 31 March 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

The financial statements were previously prepared in accordance with Singapore Statements of Accounting *Standards ("SAS"). During the current financial year, the financial statements are prepared in accordance with* Singapore Financial Reporting Standards ("FRS"). The adoption of FRS does not materially affect the results of PAH and the PAH Group for the current and prior year.

6. **Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Earnings per ordinary share	**PAH Group Year ended 31.03.2004**	**31.03.2003**
(i) Based on weighted average number of ordinary shares in issue; and	**HK17.45 cents**	HK14.94 cents
(ii) On a fully diluted basis	**HK16.05 cents**	HK14.88 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	**HK$90,346,000**	HK$73,253,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	**517,652,644**	490,293,383
Effect of dilutive potential shares in respect of		
– Share options	**427,722**	84,528
– Share warrants	**44,741,923**	2,056,292
Weighted average number of ordinary shares used in calculation of diluted earnings per share	**562,822,289**	492,434,203

7. **Net asset value (for the issuer and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding financial year**

	PAH Group 31.03.2004	**31.03.2003**	**PAH 31.03.2004**	**31.03.2003**
Net tangible asset backing per ordinary share based on existing issued share capital as at the end of period reported on	**HK$1.55**	HK$1.44	**HK$1.46**	HK$1.43

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:**

(a) **any significant factors that affected the turnover, costs and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

(b) ***any material factors that affected the cash flow, working capital, assets or liabilities of the PAH* Group during the current financial period reported on.**

In the 2004 financial year, the PAH Group registered a turnover of HK$2.47 billion representing an increase of 15.4% over the sales of HK$2.14 billion reported in the previous financial year. Corresponding to the higher sales, net profit after tax also rose 23.3% from HK$73.25 million to HK$90.35 million for the financial year under review.

The performance of the PAH Group in FY2004 is attributable to the growing demand for frozen fish in the People's Republic of China ("PRC"). The PRC continues to lead as the largest revenue contributor turning in revenues of HK$2.27 billion representing an increase of 20.6% over that of the previous year. Geographically, *the PRC contributed about 91.9% of the PAH Group's total revenue and the balance comprises contributions* from Eastern and Western Europe, North America and other countries into which the PAH Group sells.

By product category, the sale of frozen fish continues to dominate as the largest sales contributor turning in HK$2.40 billion or 97.3% of the PAH Group's aggregate turnover. The sale of vegetables also picked up registering a 9.0% revenue growth. In FY2004, the revenue contributions from vegetables rose from HK$40.05 million to HK$43.64 million. Together, the sale of frozen fish and vegetables comprises about 99.10% of the PAH Group's turnover in FY2004.

Notwithstanding the higher sales activities, both selling and administrative expenses remained relatively stable as the PAH Group continues to benefit from the economies of scale. Financing costs were higher rising 6.6% due *to the higher quantum of short term financing undertaken to fund the PAH Group's working capital needs.*

The PAH Group's balance sheet for FY2004 saw an sharp increase in both its trade receivables and short-term bank borrowings. These were attributable to the delay in the fishing season towards the final quarter of the financial year caused by a revamp of the quota allocation system in Russia, a major sourcing country for the PAH Group. As a result of the changes implemented by the Russian government, most of the fishing quota were only allocated in late January 2004 which in turn delayed the commencement of fishing operations to between February and March 2004.

This delay invariably affected the sourcing activities of the PAH Group in the 4th quarter of FY2004. Unlike previous years when our sourcing activities commenced in January, this year the major portion of our sourcing *activities only commenced during March 2004. The chain effect of this delayed our sales activities and also* affected our customers to issue letters of credit or make payments to us on time. Most of the sales for this season were thereafter booked into our accounts receivables thereby causing a temporary surge in the accounts receivables of the PAH Group. To ease the pressure on its working capital position, the PAH Group had to utilize short-term bank borrowings to fund the accounts receivables during this period.

The effects from these events were subsequently reflected in the temporary surge in both the trade and bills receivables which rose 44% from HK$554 million to HK$800 million. Accompanying this is a corresponding increase in the PAH Group's short-term bank borrowings that rose 3 folds from HK$284 million to HK$852 million. This temporary situation will adjust and rectify itself towards the first quarter of the new financial year.

Despite being an exception rather than a norm, the temporary pressure on the PAH Group's working capital towards the final quarter of FY2004 also manifested itself in the PAH Group's cash flow. This resulted in a cash outflow of HK$582.38 million used in operating activities. Matching this is a corresponding increase in the net bank borrowings by HK$567.06 million as at the end of the 2004 financial year.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

The current Full-Year Results announcement is in line with the prospect statement previously disclosed to shareholders in the last third quarter result announcement.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months**

Looking ahead, the major contributor to the PAH Group's performance will continue to be derived from the sale of frozen fish in the PRC. The demand for fish will continue to grow as the country develops and disposable *income rises. According to the most recent FAO trade statistics for 2002, the PRC has emerged as a major* operator in the international markets and is now the 8th largest importer of fish. In 1997, PRC accounted for about 36% of the global consumption of fish compared to 11% in 1973 reflecting the trend where countries with rapid population growth, rapid income growth and urbanisation tend to exhibit the greatest increases in the consumption of fish products.

Cognizant of the importance of securing a continual source of fish for its needs in FY2004, the PAH Group's 70% subsidiary, Zhonggang Fisheries Limited, entered into a conditional sale and purchase agreement to acquire 49.9% in China Fisheries International Limited ("CFIL"). CFIL is principally engaged in fishing and the provision of management services for fishing vessels. With its sourcing strategy in place, the PAH Group is now poised to garner a larger share of the rapidly growing frozen fish market in the PRC thereby paving the way for another new phase of its corporate growth.

The Directors expect the PAH Group to achieve further growth in the current financial year and remain profitable.

11. **Dividend**

(a) ***Current Financial Period Reported On***

Any dividend declared for the current financial period reported on? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.25 Singapore cents per ordinary share (tax not applicable)
Par value of shares	*S$0.20*
Tax rate	Tax not applicable

(b) ***Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.10 Singapore cents per ordinary share (tax not applicable)
Par value of shares	S$0.20
Tax rate	Tax not applicable

(c) ***Date payable***

The proposed dividend, if approved at the Annual General Meeting, will be paid at a date to be announced.

(d) ***Books closure date***

Notice will be given at a late date on the closure of the Share Transfer Books and the Register of *Members to determine the shareholders' entitlements to the proposed final dividend.*

12. **If no dividend has been declared/recommended, a statement to that effect**

Not applicable.

13. **Segmented revenue and results for business or geographical segments (of the PAH Group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

2004 By product category	**Frozen seafood *HK$'000***	**Shipping services *HK$'000***	**Vegetables *HK$'000***	**Consolidated *HK$'000***
Revenue	2,403,984	22,378	43,638	2,470,000
Segment result	174,126	(366)	4,598	178,358
Administrative expenses				(44,082)
Other operating expenses				(795)
Profit from operations				133,481
Finance costs				(40,688)
				92,793
Share of results of associates				74
Profit before taxation				92,867
Taxation				(2,521)
Net profit for the year				90,346

2003 By Product Category	Frozen seafood *HK$'000*	Shipping services *HK$'000*	Vegetables *HK$'000*	Consolidated *HK$'000*
Revenue	2,084,922	16,317	40,047	2,141,286
Segment result	154,247	841	5,038	160,126
Administrative expenses				(47,553)
Other operating expenses				(194)
Profit from operations				112,379
Finance costs				(38,160)
Profit before taxation				74,219
Taxation				(966)
Net profit for the year				73,253

Geographical segments	**Revenue 2004 *HK$'000***	**2003 *HK$'000***	**Carrying amounts of segment assets 2004 *HK$'000***	**2003 *HK$'000***	**Additions to property plant and equipment 2004 *HK$'000***	**2003 *HK$'000***
Hong Kong and other regions in PRC	**2,269,746**	1,881,465	**1,536,917**	840,466	**1,848**	1,999
North America	**107,133**	171,186	**15,244**	36,560	-	-
Western Europe	**31,691**	28,789	**9,560**	9,011	-	-
Eastern Europe	**20,313**	16,317	**238,308**	407,683	-	-
Others	**41,117**	43,529	**2,748**	28,956	-	-
	2,470,000	2,141,286	**1,802,777**	1,322,676	**1,848**	1,999

14. **In the view of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

For detail review of performance by business or geographical segments, please refer to paragraph 8.

15. **A breakdown of sales as follows:**

	PAH Group 2004 *HK$'000*	2003 *HK$'000*	Change
Sales reported in the first half year	**926,110**	771,920	+20.0%
Operating profit for first half year	**37,596**	30,970	+21.4%
Sales reported in the second half year	**1,543,890**	1,369,366	+12.7%
Operating profit in the second half year	**52,750**	42,283	+24.8%

16. ***A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year***

Total Annual Dividend (Refer to Paragraph 16 of Appendix 7.2 for the required details)

	Latest Full Year *HK$'000*	**Previous Full Year *HK$'000***
Ordinary	30,115	23,731
Preference	–	–
Total	30,115	23,731

17. **Interested person transactions**

Name of interested person	**Aggregate value of all interested person *transactions during the financial* year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant *to Rule 920)* 2004 *HK$'000***	2003 *HK$'000*	**Aggregate value of all interested person transactions *conducted under* shareholder's mandate pursuant to Rule 920 (excluding transactions *less than S$100,000)* 2004 *HK$'000***	2003 *HK$'000*
The Company and its subsidiaries				
Administrative expenses	–	–	**11,728**	7,342
Administrative income	–	–	–	2,528
Guarantees given to banks in respect of banking facilities utilised by subsidiaries of Pacific Andes International Holdings Limited at 31 March 2004	9,694	27,091	–	–
Interest expenses	20	180	–	–

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry and Mr. Lew V Robert.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong
24 May, 2004

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利國際控股有限公司之附屬公司太平洋恩利(控股)有限公司截至二零零四年三月三十一日止年度之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有57.72%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份及認股權證於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零四年三月三十一日止年度之未經審核綜合業績，連同上一個財政年度同期之比較數據。

本公布之要旨

本公布由恩利控股遵照新加坡證券交易有限公司之證券上市手冊編製公布之複本，遵照本公司與香港聯合交易所有限公司簽訂的上市協議(該協議要求上市發行人保證：如果上市發行人之證券同時在其他交易所上市，香港聯合交易所有限公司將被同時通知向任何該等其他交易所發布的信息，而且該等信息將與向其他市場發布的同時，向香港市場發布)第2(2)節之規定，以下公布由本公司於二零零四年五月二十四日同時在香港和恩利控股在新加坡刊發。

恩利控股及恩利控股集團之財務報表及綜合財務表乃根據新加坡會計實務準則妥善編製。

1　恩利控股集團之收益表，連同上一個財政年度同期之比較報表

1(a)　以下為恩利控股最新經審核年度財務報表呈報形式：

	恩利控股集團 截至下列日期止年度 二零零四年 三月三十一日 千港元	二零零三年 三月三十一日 千港元	增加／(減少) 百份比
營業額	2,470,000	2,141,286	15.4
銷售成本	(2,276,356)	(1,967,274)	15.7
毛利	193,644	174,012	11.3
其他經營收入	2,505	6,313	(60.3)
銷售及分銷支出	(17,791)	(20,199)	(11.9)
行政支出	(44,082)	(47,553)	(7.3)
其他經營支出	(795)	(194)	309.8
經營溢利	133,481	112,379	18.8
財務支出	(40,688)	(38,160)	6.6
	92,793	74,219	25.0
所佔聯營公司業績	74	–	NM
除稅前溢利	92,867	74,219	25.1
稅項	(2,521)	(966)	161.0
本年度淨溢利	90,346	73,253	23.3

	恩利控股集團 截至下列日期止全年 二零零四年 三月三十一日 千港元	二零零三年 三月三十一日 千港元	增加／(減少) 百份比
包括利息收入之其他經營收入	2,505	6,313	(60.3)
借貸利息	(40,688)	(38,160)	6.6
折舊	(6,819)	(18,741)	(63.6)
外匯兌換收益／(虧損)	672	(753)	(189.2)
就往年度稅項(不足)超額撥備之調整	(550)	274	(300.7)
出售物業、機器及設備之(虧損)收益	(11)	178	(106.2)
出售附屬公司之收益	–	400	(100.0)

附註：

a.　於二零零四年財政年度，由於恩利控股集團未曾於分拆若干非核心資產予本公司後自本公司收到行政收入，故恩利控股集團其他經營收入下降60.3%。

b.　由於恩利控股集團分拆若干非核心資產予本公司，以及於上一個財政年度同期出售兩艘船，故二零零四年財政年度折舊成本下降64%。

c.　出售附屬公司之收益指出售Heng Holdings (BVI) Limited所得之溢利。

d.　恩利控股集團主要溢利部分並非產生或源於香港，故毋須繳納香港利得稅。恩利控股

1(c)　恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。

	截至下列日期止年度 二零零四年 三月三十一日 千港元	二零零三年 三月三十一日 千港元
經營業務		
經營溢利	133,481	112,379
經下列各項調整：		
利息收入	(765)	(1,308)
折舊費用	6,819	18,741
出售物業、機器及設備之虧損(收益)	11	(178)
出售附屬公司之收益	–	(400)
土地及樓宇重估減值	795	194
未計營運資金變動之營運現金流量	140,341	129,428
存貨	(25,399)	(29,015)
貿易應收款項、其他應收款項及預付款項	(350,069)	(17,810)
墊款予供應商	5,040	50,929
與聯營公司之貿易應收款項	(15,244)	–
應收票據	(71,908)	(55,618)
已投保貿易應收款項之貼現銀行融資	(30,492)	(22,964)
貿易及其他應付款項	(191,522)	203,457
	(539,253)	258,407
長期應收款項	–	6,435
(用作)來自經營用途之現金	(539,253)	264,842
已付利息	(40,688)	(38,160)
已付所得稅	(2,639)	(1,044)
(用作)來自經營用途之現金淨額	(582,580)	225,638
投資業務		
已收利息	765	1,308
購買物業、機器及設備	(1,848)	(1,999)
出售物業、機器及設備所得款項	5	9,104
收購聯營公司權益	(3)	–
出售附屬公司所得之現金流入淨額	–	45,417
(用作)來自投資業務之現金淨額	(1,081)	53,830
融資業務		
已付股息	(23,731)	(21,847)
發行普通股	69,340	2
償還予太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(1,287)	(34,623)
少數股東注資	23	–
籌集(償還)之銀行借貸淨額	567,057	(123,918)
來自(用於)融資業務之現金淨額	611,402	(180,386)
現金及現金等值項目增加淨額	27,741	99,082
年初之現金及現金等值項目	159,119	60,029
滙兌差額影響	–	8
年終之現金及現金等值項目	186,860	159,119
現時：		
銀行結存及現金	187,360	159,134
銀行透支	(500)	(15)
	186,860	159,119

1(d)　(i)　恩利控股及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	滾存溢利 千港元	總計 千港元
恩利控股集團							
於二零零二年四月一日之結餘	381,617	28,774	13,709	–	(24,883)	254,750	653,967
本集團海外經營之換算之滙兌差額	–	–	–	(18)	–	–	(18)
更改股份貨幣面值、拆細及合併股本	811	(811)	–	–	–	–	–
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
行使認股權證	2	–	–	–	–	–	2
出售附屬公司	–	–	(13,584)	–	–	13,584	–
重估減值淨額	–	–	(92)	–	–	–	(92)
年內淨溢利	–	–	–	–	–	73,253	73,253
二零零二年每股0.01新加坡元之普通股之末期股息	–	–	–	–	–	(21,847)	(21,847)
於二零零三年三月三十一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265

(b)　任何影響恩利控股集團於本財政期間之現金流量、營運資金、資產或負債之重大因素。

恩利控股集團於二零零四年財政年度錄得營業額2,470,000,000港元，與上一個財政年度之2,140,000,000港元相比，增長15.4%。隨著營業額上升，除稅後淨溢利相應由73,250,000港元上升至本財政年度之90,350,000港元，增長23.3%。

恩利控股集團二零零四年財政年度之業績表現，乃因中華人民共和國(「中國」)之冷凍魚類需求增加。中國繼續領先成為恩利控股集團之最大收入來源，帶來2,270,000,000港元收入，與上一個財政年度相比，增長20.6%。在地理上，中國市場佔恩利控股集團總營業額約91.9%，其餘銷售額來自東歐和西歐、北美及其他恩利控股集團產品銷往之國家。

從產品分類上，冷凍魚類之銷售佔恩利控股集團總銷售額最大比重，帶來2,400,000,000港元收入，佔恩利控股集團總營業額97.3%。蔬菜銷售亦顯著增長9.0%。於二零零四年財政年度，蔬菜銷售由40,050,000港元上升至43,640,000港元。冷凍魚類及蔬菜銷售合計佔恩利控股集團二零零四年財政年度總營業額約99.10%。

儘管銷售活動增加，但恩利控股集團受益於其經營規模，故此銷售及管理開支仍能維持穩定水平。由於提供恩利控股集團所需營運資金的短期融資數量增加，融資成本上升6.6%。

二零零四年財政年度恩利控股集團資產負債表中貿易應收款項及短期銀行借貸大幅上升。其原因為俄羅斯(恩利控股集團的主要採購國)配額分配制度調整使得捕魚季節推遲至二零零三年財政年度第四季度。因為俄羅斯政府採取的調整措施的緣故，使得大部分捕魚配額於二零零四年一月份下旬始獲分配，因此，捕魚作業亦被延誤至二零零四年二月及三月。

該項延誤無可避免地影響到恩利控股集團本財政年度第四季度的採購活動。與往年在一月份採購不同，今年主要採購活動集中在二零零四年三月開始。本公司的銷售活動及我們的客戶也受到該項延誤的連鎖影響，而不能及時向本公司開出信用證或付款。該季度的大部分銷售隨後作為本公司應收帳項入賬，造成恩利控股集團應收帳項暫時飆升。為減少營運資金短缺的壓力，恩利控股集團需動用短期銀行借貸來資助該期間的應收帳項。

上述事件的影響隨後反映於貿易及票據應收帳項的暫時飆升，由554,000,000港元升至800,000,000港元，上升44%。同一時間，恩利控股集團短期銀行借貸由284,000,000港元升至852,000,000港元，增長3倍。該臨時情況將會在新財政年度第一季度自我調整及更正。

雖然此為例外事件而非正常情況，然而其對本財政年度第四季度恩利控股集團營運資金所造成的暫時壓力也反映在恩利控股集團現金流量上，造成582,580,000港元用於經營活動的現金流出。相應地，恩利控股集團銀行借貸淨額增加，於二零零四年財政年度年結為567,060,000港元。

9.　倘先前已向恩利控股股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別

現宣佈之全年度業績符合致股東之早前第三季度業績公布中所披露之前瞻性陳述。

10.　於本公佈日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋

展望未來，恩利控股集團的盈利表現將繼續取決於向中國市場銷售冷凍魚類。隨著中國不斷發展及可支配收入提高，對魚類的需求將繼續增加。根據最新聯合國糧食及農業組織於二零零二年之貿易統計數字顯示，中國已經成為國際市場的主要漁業經營者及第八大魚類進口國。一九九七年中國佔全球魚類消費約36%，而一九七三年僅為11%，這顯示出人口、收入增長及城市化發展較快的國家對魚類產品消費增長最大。

為應付本財政年度的需求，本公司瞭解到取得源源不絕的漁獲來源的重要性，恩利控股集團持股70%的附屬公司中港漁業有限公司已簽署一項有條件買賣協議，收購中漁國際有限公司(「中漁」)49.9%股份。中漁主要從事捕魚及提供漁船管理服務。在其現有採購策略支持下，恩利控股集團正蓄勢以待，在蓬勃發展的冷凍魚類市場佔據更大的市場份額，為下一階段的企業發展奠定基礎。

恩利控股董事預期恩利控股業績可於本財政年度獲得進一步增長並繼續保持盈利。

11.　股息

(a)　*本財政年度之紀錄*

於紀錄財政年度有否宣派任何股息？有

股息名稱	首期及末期
股息類別	現金
股息率	普通股每股1.25新加坡仙(不適用課稅)
股份面值	0.20新加坡元
稅率	不適用課稅

(b)　*上一個財政年度同期*

上一個財政年度同期有否宣派任何股息？有

股息名稱	首期及末期
股息類別	現金
股息率	普通股每股1.10新加坡仙(不適用課稅)
股份面值	0.20新加坡元
稅率	不適用課稅

(c)　*派付日期*

建議所派股息，倘於股東周年大會上獲批准，將另行宣佈派發日期。

(d)　*暫停辦理股份過戶手續日期*

於股份過戶冊及股東名冊停止登記日之翌日將發出通知以確定享有末期股息權利之股東。

d. 恩利控股集團主要盈利[illegible]
集團於新加坡並無應課稅收入。

1(b) (i) **恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。**

	恩利控股集團		恩利控股	
	二零零四年三月三十一日 千港元	二零零三年三月三十一日 千港元	二零零四年三月三十一日 千港元	二零零三年三月三十一日 千港元
非流動資產				
物業、機器及設備	49,819	55,601	–	–
投資物業	19,800	19,800	–	–
於附屬公司之權益	–	–	791,993	701,045
於聯營公司之權益	77	–	–	–
其他資產	2,728	2,728	–	–
	72,424	78,129	791,993	701,045
流動資產				
存貨	325,565	300,166	–	–
貿易應收款項	672,233	498,830	–	–
已投保之貿易應收款項	136,487	76,310	–	–
其他應收款項及預付款項	265,938	149,449	–	225
墊款予供應商	–	5,040	–	–
與聯營公司之貿易應收款項	15,244	–	–	–
應收票據	127,526	55,618	–	–
銀行結存及現金	187,360	159,134	46	6
	1,730,353	1,244,547	46	231
流動負債				
貿易應付款項	35,235	226,959	–	–
其他應付款項	21,181	20,979	–	–
稅務負債	359	621	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	1,200	2,487	–	–
已投保貿易應收款項之貼現銀行融資	46,423	76,915	–	–
計息銀行借貸－即期部份	851,790	283,583	–	–
	956,188	611,544	–	–
流動資產淨值	774,165	633,003	46	231
非流動負債				
計息銀行借貸	5,202	5,867	–	–
遞延稅項	144	–	–	–
	5,346	5,867	–	–
少數股東權益	23	–	–	–
資產淨值	841,220	705,265	792,039	701,276
資本及儲備				
股本	463,024	417,956	463,024	417,956
儲備	378,196	287,309	329,015	283,320
	841,220	705,265	792,039	701.276

1(b) (ii) **恩利控股集團之借貸及債務證券總額**

須於一年內或少於一年內償還，或按要求償還之款額

於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元	於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元
664	851,126	646	282.937

須於一年後償還之款額

於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元	於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元
5,202	–	5,867	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為20,000,000港元（二零零三年三月三十一日：21,300,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

三十一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
於二零零三年四月一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
按溢價發行股份	44,340	24,272	–	–	–	–	68,612
行使購股權	704	–	–	–	–	–	704
行使認股權證	24	–	–	–	–	–	24
年內淨溢利	–	–	–	–	–	90,346	90,346
二零零三年每股0.011新加坡元之普通股之末期股息	–	–	–	–	–	(23,731)	(23,731)
於二零零四年三月三十一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	841,220
恩利控股							
於二零零二年四月一日之結餘	381,617	28,774	–	–	–	309,603	719,994
更改股份貨幣面值、拆細及合併股本	811	(811)	–	–	–	–	–
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
行使認股權證	2	–	–	–	–	–	2
年內淨溢利	–	–	–	–	–	3,127	3,127
二零零二年每股0.01新加坡元之普通股之末期股息	–	–	–	–	–	(21,847)	(21,847)
於二零零三年三月三十一日之結餘	417,956	–	–	–	–	283,320	701,276
於二零零三年四月一日之結餘	417,956	–	–	–	–	283,320	701,276
按溢價發行股份	44,340	24,272	–	–	–	–	68,612
行使購股權	704	–	–	–	–	–	704
行使認股權證	24	–	–	–	–	–	24
年內淨溢利	–	–	–	–	–	45,154	45,154
二零零三年每股0.011新加坡元之普通股之末期股息	–	–	–	–	–	(23,731)	(23,731)
於二零零四年三月三十一日之結餘	463,024	24,272	–	–	–	304,743	792,039

1(d) (ii) **自上一個記錄期間結束以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之準資產證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股之股本變動詳情。亦呈列於本財政期間及於上一個財政年度同期因兌換所有尚未行使可兌換項目而可能發行之股份數目。**

於本財政年度，因配售股份（50,000,000股）、行使購股權（800,000股）及行使認股權證（29,250股）（二零零三年：行使認股權證：1,500股），恩利控股發行50,829,250股每股面值0.20新加坡元之普通股份。

於二零零四年三月三十一日，根據太平洋恩利（控股）二零零一年購股權計劃，尚未行使之認股權證有122,542,375份（二零零三年三月三十一日：122,571,625份）行使價為每份面值0.20新加坡元。另外，尚未行使的購股權有800,000份（二零零三年三月三十一日：1,600,000份）。

恩利控股並未於截至二零零四年三月三十一日止財政年度購買其任何股份。

2. **數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）**

此等數據並未經恩利控股之核數師審核或審閱。

3. **倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）**

不適用。

4. **是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法。**

恩利控股及恩利控股集團已採納與截至二零零三年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. **倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定）、變動之內容，其原因及影響**

財務報表過往是根據新加坡會計準則（「新加坡會計準則」）編製。於本財政年度，財務報表是根據新加坡財務報告準則（「新加坡財務報告準則」）編製。採納新加坡財務報告準則並不會對恩利控股及恩利控股集團於本期間或前期間之業績產生重大影響。

6. **恩利控股集團於本期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備**

	恩利控股集團	
	截至二零零四年三月三十一日止年度	截至二零零三年三月三十一日止年度
普通股每股盈利		
(i) 按已發行普通股之加權平均數為基準；及	17.45港仙	14.94港仙
(ii) 按全面攤薄為基準	16.05港仙	14.88港仙
每股基本及攤薄盈利乃按下列資料為基準計算：		
盈利	90,346,000港元	73,253,000港元
計算每股基本盈利所用普通股加權平均數	517,652,644	490,293,383
就下列各項對攤薄普通股之潛在影響		
－購股權	427,722	84,528
－認股權證	44,741,923	2,056,292
計算每股攤薄盈利所用普通股加權平均數	562,822,289	492,434,203

7. **發行人及恩利控股集團之每股普通股資產淨值乃按發行人於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算**

	恩利控股集團		恩利控股	
	二零零四年三月三十一日	二零零三年三月三十一日	二零零四年三月三十一日	二零零三年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.55港元	1.44港元	1.46港元	1.43港元

8. **恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限，回顧必須探討以下內容：**

(a) 任何影響恩利控股集團於本財務期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及

利之股東。

12. **倘並無宣派／建派股息，其影響之聲明**

不適用。

13. **按照發行人最新經審核年度財務報表中所載形式列示之（恩利控股集團）業務或地區劃分之分類收入及業績，附以緊接上年度之對比資料。**

二零零四年 按產品分類	急凍海產食品 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額	2,403,984	22,378	43,638	2,470,000
分區業績	174,126	(366)	4,598	178,358
行政支出				(44,082)
其他經營支出				(795)
經營溢利				133,481
財務支出				(40,688)
				92,793
所佔聯營公司業績				74
稅前盈利				92,867
稅項				(2,521)
本年度淨溢利				90,346

二零零三年 按產品分類	急凍海產食品 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額	2,084,922	16,317	40,047	2,141,286
分區業績	154,247	841	5,038	160,126
行政支出				(47,553)
其他經營支出				(194)
經營溢利				112,379
財務支出				(38,160)
稅前盈利				74,219
稅項				(966)
本年度淨溢利				73,253

	營業額		分類資產賬面金額		營業廠房及設備增加	
地區分類	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
香港及其他中國地區	2,269,746	1,881,465	1,536,917	840,466	1,848	1,999
北美	107,133	171,186	15,244	36,560	–	–
西歐	31,691	28,789	9,560	9,011	–	–
東歐	20,313	16,317	238,308	407,683	–	–
其他	41,117	43,529	2,748	28,956	–	–
	2,470,000	2,141,286	1,802,777	1,322,676	1,848	1,999

14. **就表現而言，按照業務或地區分類，導致任何營業額及盈利貢獻發生重大改變之因素**

回顧業務或地區分類表現詳情，請參閱第8段。

15. **銷售細目如下：**

	恩利控股集團		
	二零零四年 千港元	二零零三年 千港元	變化
上半年呈報營業額	926,110	771,920	+20.0%
上半年淨溢利	37,596	30,970	+21.4%
下半年呈報營業額	1,543,890	1,369,366	+12.7%
下半年淨溢利	52,750	42,283	+24.8%

16. **發行人最新年度及上一年度全年股息（以港元計）細目。**

全年股息（參閱附錄7.2中第16段之詳情）

	最近完整年度 千港元	上一完整年度 千港元
普通股	30,115	23,731
優先股	–	–
合計	30,115	23,731

17. **關聯人士交易**

	回顧財政年度內所有關聯人士交易（不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易）之總值		所有根據第920條按股東授權進行之關聯人士交易（不包括少於100,000新加坡元之交易）之總值	
關聯人士名稱	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
本公司及其附屬公司				
行政支出	–	–	11,728	7,342
行政收入	–	–	–	2,528
於二零零四年三月三十一日就太平洋恩利國際控股有限公司之附屬公司動用之銀行信貸而向銀行提供擔保	9,694	27,091	–	–
利息支出	20	180	–	–

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為郭琳廣先生及劉炳彥先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零四年五月二十四日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

On 26th March, 2004, Zhonggang Fisheries, a 70% subsidiary of PAH (whose shares and warrants are listed on SES) and, in turn, a 58% subsidiary of the Company, entered into a conditional agreement with Jade China to acquire from Jade China 499 ordinary shares in CFIL, representing 49.9% of the issued share capital of CFIL for a consideration to be determined based on a price earning ratio of 6 times of the audited profit after tax of CFIL for the financial year ended 31st December, 2003.

The Proposed Acquisition constitutes a discloseable transaction of PAH for the purposes of, and would be subject to, the relevant provisions of the Listing Manual of SES. The Proposed Acquisition does not constitute any notifiable transaction of the Company for the purposes of the Hong Kong Listing Rules.

This announcement is essentially a reproduction of the announcement made by PAH of the even date pursuant to the Listing Manual of SES in relation to the Proposed Acquisition. In compliance with paragraph 2(2) of the listing agreement between the Company and the Hong Kong Stock Exchange, this announcement was made simultaneously on 29th March, 2004 by the Company in Hong Kong and PAH in Singapore.

INTRODUCTION

PAH, whose shares and warrants are listed on SES, is a subsidiary of the Company which is interested in approximately 58% of the issued share capital of PAH. This announcement is essentially a reproduction of an announcement made by PAH of the even date pursuant to the Listing Manual of SES.

In compliance with paragraph 2(2) of the listing agreement between the Company and the Hong Kong Stock Exchange (which requires any issuer listed on the Hong Kong Stock Exchange whose securities are also listed on other stock exchange(s) to ensure that the Hong Kong Stock Exchange is simultaneously informed of any information released to any of such other exchange(s) and that such information is released to the market in Hong Kong at the same time as it is released to the other market(s) which requirement includes any information released by a subsidiary of the issuer to another stock exchange on which that subsidiary is listed or another market, if the information is discloseable by the issuer under the listing agreement), this announcement was made simultaneously on 29th March, 2004 by the Company in Hong Kong and PAH in Singapore.

ACQUISITION AGREEMENT

On 26th March, 2004, Zhonggang Fisheries, a subsidiary of PAH which is interested in 70% of the issued share capital of Zhonggang Fisheries, entered into a conditional agreement with Jade China (which is, and its substantial shareholder(s) are, independent of and not connected with the Company, its subsidiaries, their directors, chief executives, substantial shareholders or any of their respective associates) to acquire from Jade China the Sale Shares, representing 49.9% of the issued share capital of CFIL. Following completion of the Proposed Acquisition, Jade China will retain the remaining 50.1% interest in CFIL, and CFIL will become an associated company of PAH and, in turn, the Company. Jade China and its substantial shareholder(s) will not thereby become connected person(s) of the Company for the purposes of the Hong Kong Listing Rules.

CONSIDERATION

The Consideration, which is payable on completion by way of cash, is to be determined based on a price earning ratio of 6 times of the audited profit after tax of CFIL for the financial year ended 31st December, 2003. The Consideration, as is currently expected, will be fixed by the end of June 2004 after the presentation of the audited accounts of CFIL for the financial year ended 31st December, 2003 prepared in accordance with International Financial Reporting Standards.

For illustration purposes, based on the unaudited profit after tax of CFIL as at 31st December, 2003, the Consideration would be US$14.38 million (equivalent to approximately HK$112.16 million), which is equivalent to approximately 12.32% of the market capitalisation of PAH of US$116.7 million (equivalent to approximately HK$910.2 million), based on the volume-weighted average price of PAH's shares transacted on 25th March, 2004 (being the last market day preceding the date of the Acquisition Agreement on which there was trading in PAH's shares on SES).

The Proposed Acquisition constitutes a discloseable transaction of PAH for the purposes of, and would be subject to, the relevant provisions of the Listing Manual of SES. The Proposed Acquisition does not constitute any notifiable transaction of the Company for the purposes of the Hong Kong Listing Rules.

Zhonggang Fisheries intends to finance the Consideration through shareholder loans to be provided by or around the end of June 2004 by its shareholders proportionate to their respective shareholdings in Zhonggang Fisheries, and, in this connection, the Company will ensure that relevant requirements, if any, under the Hong Kong Listing Rules as may then be applicable to the Company will timely be complied with.

OTHER MATERIAL TERMS OF THE ACQUISITION AGREEMENT

Conditions precedent

The Proposed Acquisition is conditional upon (i) satisfactory due diligence and (ii) presentation of the audited accounts of CFIL for the financial year ended 31st December, 2003. If the conditions are not fulfilled or waived on or before 30th June, 2004, the Acquisition Agreement shall cease to be of any effect save for certain clauses in the Acquisition Agreement.

Management of CFIL (applicable only after completion of the Proposed Acquisition)

The maximum number of directors in CFIL will be five when Zhonggang Fisheries can appoint up to two directors and Jade China up to three directors. The quorum for any board meeting will be two directors, of which one shall be a director appointed by Zhonggang Fisheries. If there is no quorum present within ten minutes of the meeting, the meeting will be adjourned. If the aforesaid quorum is not present within ten minutes of the adjourned meeting, any one or more directors shall constitute the quorum.

The quorum for shareholders' meetings shall be the two shareholders (Zhonggang Fisheries and Jade China). If there is no quorum present within ten minutes of any shareholders' meeting, the meeting will be adjourned. If there is no quorum present within ten minutes of the adjourned meeting, the shareholder or shareholders present (in person, proxy or representative) shall constitute the quorum.

Jade China has undertaken under the Acquisition Agreement to procure that CFIL and any of its subsidiaries shall not without Zhonggang Fisheries' approval carry out certain actions including making any decision to reorganise the capital of CFIL in preparation for listing otherwise.

Call option (applicable only after completion of the Proposed Acquisition)

Jade China has granted a call option to Zhonggang Fisheries to purchase from Jade China all or any of its then entire shareholding in CFIL at the date of the exercise of the call option. The option period is for 5 years commencing from 360 days after the date of completion of the Proposed Acquisition and may be exercised more than once. The purchase price per option share is a sum to be determined based on a price earning ratio of 10 times of the profit after tax of CFIL (as shown in the latest audited accounts available at the date of exercise) divided by the total number of issued shares of CFIL at the time of exercise. The call option will lapse on the listing of the shares of CFIL or any company holding any or all of the businesses of CFIL and its subsidiaries on any stock exchange. If and when the call option is exercised, the Company will ensure that all relevant requirements, if any, under the Hong Kong Listing Rules as may then be applicable to the Company will timely be complied with.

Change in control restrictions (applicable only after completion of the Proposed Acquisition)

In the event of a change in control of either Zhonggang Fisheries or Jade China (the "**Defaulter**") without the consent of the other party, that other party (the "**Beneficiary**") may within three months after it has received the actual notice of the occurrence serve a termination notice on the Defaulter whereby the Beneficiary has either (i) a put option on the Defaulter to purchase all the Beneficiary's shares in CFIL or (ii) a call option on the Defaulter to purchase all the Defaulter's shares. The put option or call option is exercisable at any time within six months from the date of the aforesaid termination notice. The purchase price is the net asset value per share based on the then most recent audited accounts of CFIL on the date of exercise.

If the Beneficiary exercises the put option, it can require the Defaulter to assume all the Beneficiary's obligation to CFIL and indemnify the Beneficiary accordingly. Further at the Beneficiary's option, it can also require the Defaulter to either procure the repayment of all advances with accrued interest from the Beneficiary to CFIL or pay the Beneficiary such outstandings. If and when the put option or the call option is exercised, the Company will ensure that all relevant requirements, if any, under the Hong Kong Listing Rules as may then be applicable to the Company will timely be complied with.

Business

The PAIH Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

INFORMATION ON CFIL

History

CFIL was incorporated in Samoa on 8th February, 1997 under the name of Deep Sea Company Limited. On 5th February, 2004, the company changed its name to China Fisheries International Limited.

CFIL commenced its business operation in December 2001 by entering into a fishing vessel operating agreement with a fishing vessel operator which is also the 30% shareholder in Zhonggang Fisheries. Pursuant to the agreement, this fishing vessel operator arranged 28 fishing vessels to be managed by CFIL for an initial period of three years (with an option to extend the management period for a further three years under similar terms) in the Indian and Atlantic oceans. In December 2001, CFIL also entered into a fishing vessel operating agreement with another independent vessel operator. Pursuant to the agreement, this vessel operator arranged two fishing vessels to be managed by CFIL for an initial period of four years (with an option to extend the management period for a further four years under similar terms) in the Pacific Ocean. This agreement was replaced by a ten years' fishing vessel operating agreement for seven fishing vessels in January, 2004. These seven fishing vessels are operating in the Pacific Ocean.

Business

CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels. CFIL, with management based in the People's Republic of China, Taiwan and countries in Middle East, Africa and South East Asia, operates and manages 35 fishing vessels with a total gross tonnage of about 37,000 metric tons in the Indian, Atlantic and Pacific Oceans.

FINANCIAL INFORMATION

The following table sets out the selected financial data of CFIL which has been extracted from its unaudited management accounts for the financial years ended 31st December, 2002 and 31st December, 2003 prepared in accordance with International Financial Reporting Standards:

	Unaudited Financial year ended 31st December,	
	2002 *(HK$'000)*	2003 *(HK$'000)*
Turnover	306,751	**431,301**
Earnings before interest, depreciation, amortisation and taxation	14,407	**37,456**
Profit before taxation	14,407	**37,456**
Profit after taxation	14,407	**37,456**
Total assets	47,455	***109,317***
Non current assets	–	–
Current assets	47,455	**109,317**
Total liabilities		
Non current liabilities	–	–
Current liabilities	33,041	**83,975**
Net assets	14,414	**25,342**

BENEFITS TO PAH

The directors of PAH consider the Proposed Acquisition an important move strategically, as the deep sea fishing operation will enable PAH to further integrate its sourcing operation.

FINANCIAL EFFECTS ON THE PAH GROUP

Earnings per share

For illustration purposes only and assuming that the Proposed Acquisition had been completed on 1st April, 2002, the effect of the Proposed Acquisition on the earnings per share of the PAH Group, based on the audited consolidated profit and loss accounts of the PAH Group for the financial year ended 31st March, 2003, would have been as follows:

	Financial year ended 31st March, 2003	Proforma after the Proposed Acquisition
Profit attributable to shareholders *(HK$'000)*	73,253	82,853
Number of shares *('000) (Note 1)*	540;294	540,294
Earnings per share *(HK cents)*	13.56	16.90

Note (1): Total number of shares is based on shares as at 31st March, 2003 and taking into account the shares of placement of 50,000,000 shares.

Net tangible assets ("NTA")

For illustration purposes only and assuming that the Proposed Acquisition had been completed on 31st March, 2003, the effect of the Proposed Acquisition on the consolidated NTA of the PAH Group, based on the audited consolidated balance sheet of the PAH Group as at 31st March, 2003, would have been as follows:

	As at 31st March, 2003	Proforma after the Proposed Acquisition
NTA *(HK$'000)*	751,128	681,484
Number of shares *('000) (Note 1)*	540,294	540,294
NTA per share *(HK$)*	1.39	1.26

Note (1): Total number of shares is based on shares as at 31st March, 2003 and taking into account the shares of placement of 50,000,000 shares.

Gearing

For illustration purposes only and assuming that the Proposed Acquisition had been completed on 31st March, 2003, the effect of the Proposed Acquisition on the gearing of the PAH Group, based on the audited consolidated balance sheet of the PAH Group as at 31st March, 2003, would have been as follows:

	As at 31st March, 2003	Proforma after the Proposed Acquisition
Total borrowings *(HK$'000)*	366,365	366,365
Net borrowings *(HK$'000)*	207,231	285,727
Shareholders' funds *(HK$'000)*	751,128	751,128
Gross gearing (time)	0.49	0.49
Net gearing (time)	0.28	0.38

Notes:

For the purpose of the above calculations, the following expressions bear the meanings set opposite them:

"Total borrowings" : The liabilities arising from borrowings from banks and other financial institutions, comprising trust receipts and long-term loan

"Net borrowings" : Total Borrowings less cash and cash equivalents

"Shareholders' funds" : The aggregate of issued and paid-up share capital, capital reserves and retained profits

"Gross gearing" : The ratio of total borrowings to shareholders' funds

"Net gearing" : The ratio of net borrowings to shareholders' funds

The Company expects that the Proposed Acquisition will not have any material financial impact on the PAIH Group for the financial year ending 31st March, 2004.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Acquisition Agreement" means the conditional agreement dated 26th March, 2004 entered into between Jade China, as vendor, and Zhonggang Fisheries, as purchaser, in relation to the Proposed Acquisition;

"Board" means the board of directors of the Company;

"CFIL" means China Fisheries International Limited, a company incorporated in Samoa;

"Company" means Pacific Andes International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Hong Kong Stock Exchange;

"Consideration" means the total consideration payable by Zhonggang Fisheries to Jade China for the Sale Shares under the Acquisition Agreement;

"Hong Kong" means Hong Kong Special Administrative Region of The People's Republic of China;

"Hong Kong Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"Jade China" means Jade China Investments Limited, a company incorporated in Samoa which is, and its substantial shareholder(s) are, independent of and not connected with the Company, its subsidiaries (including, for the avoidance of doubt, PAH), their directors, chief executives, substantial shareholders or any of their respective associates;

"PAH" means Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on SES and a subsidiary of the Company which is interested in approximately 58% of its issued share capital;

"PAH Group" means PAH and its subsidiaries;

"PAIH Group" means the Company and its subsidiaries;

"Proposed Acquisition" means the proposed acquisition of the Sale Shares by Zhonggang Fisheries from Jade China;

"Sale Shares" means 499 ordinary shares of US$1 each in the capital of CFIL, representing 49.9% of the issued share capital of CFIL;

"SES" means the Singapore Exchange Securities Trading Limited; and

"Zhonggang Fisheries" means Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a subsidiary of PAH which is interested in 70% of its issued share capital.

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong
29th March, 2004